UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8F

APPLICATION PURSUANT TO SECTION 8(F)

OF THE INVESTMENT COMPANY OF 1940 (“ACT”)

AND RULE 8F-1 THEREUNDER FOR ORDER DECLARING THAT

COMPANY HAS CEASED TO BE AN INVESTMENT COMPANY

I.	General Identifying Information

1.	Reason fund is applying to deregister:

☒	Merger (Arden Alternative Strategies II (“AASII”))
☒	Liquidation (Arden alternative Strategies Fund (“AASF”))
☒	Abandonment of Registration (Arden Alternative Strategies VIT (“AASVIT”))
☐	Election of status as a Business Development Company

2.	Name of fund:	Arden Investment Series Trust
Unless otherwise indicated, each answer relates to AASII, AASF and AASVIT collectively, the three series of Arden Investment Series Trust (the “Funds” or the “Trust”).

3.	Securities and Exchange Commission File No.: 811-22701

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒	Initial Application	☐	Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

375 Park Avenue, 32nd Floor, New York, New York 10152

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Joseph Andolina, Esq.
c/o Aberdeen Asset Management Inc.
1735 Market Street, 32nd Floor
Philadelphia, PA 19103
(215) 405-5728
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7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, 31a-2]:

Aberdeen Asset Management Inc., 1735 Market Street, 32nd Floor, Philadelphia, Pennsylvania 19103 (records relating to its functions as investment advisor, and records relating to former transfer agent)

Tel: 215-405-5770

JPMorgan Chase Bank, N.A., the Trust’s Administrator, One Beacon Street, Boston, Massachusetts 02108 (records relating to administration, accounting related and financial books and records)

Tel: 617-223-9719

8.	Classification of fund (check only one):

☒	Management company;
☐	Unit investment trust; or
☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒	Open-end	☐	Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

State of Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Arden Asset Management LLC, 375 Park Avenue, 32nd Floor, New York, NY 10152 (inception to December 31, 2015)

Aberdeen Asset Management Inc., 1735 Market Street, 32nd Floor, Philadelphia, Pennsylvania 19103 (AASF and AASII: December 31, 2015 to current; AASVIT: N/A)

Sub-Advisers for AASF and AASII:

Achievement Asset Management LLC, 141 W. Jackson Boulevard, Suite 800, Chicago, IL 60604.

Algert Global LLC, 555 California Street, Suite 3325, San Francisco, CA 94014.

Babson Capital Management LLC, 1500 Main Street, Springfield, MA 01115.

Canyon - River Canyon Fund Management LLC, 2000 Avenue of the Stars, 11th Floor, Los Angeles, CA 90067.

Chilton Investment Company, LLC, 1290 East Main Street, Floor 1, Stamford, CT 06902.

CQS (US), LLC, 152 West 57th Street, 40th Floor, New York, NY 10019.

D.E. Shaw Investment Management, L.L.C., 1166 Avenue of the Americas, Ninth Floor, New York, NY 10036.

Eclectica Asset Management LLP, 6 Salem Road, London W2 4BU, United Kingdom.

Ellington Management Group, L.L.C., 53 Forest Avenue, Old Greenwich, CT 06612.

Estlander and Partners, Ltd., Pohjoisesplanadi 25 B 2nd fl., FIN-00100 Helsinki, Finland.

Goldman Sachs Asset Management, L.P., 200 West Street, New York, NY 10282.

JANA Partners LLC, 767 5th Avenue, 8th Floor, New York, NY 10153.

J.P. Morgan Investment Management Inc., 270 Park Avenue, New York, NY 10017.

MatlinPatterson- MPAM Credit Trading Partners L.P., 600 Superior Avenue East, Suite 2550, Cleveland, OH 44114.

Numeric Investors LLC, 470 Atlantic Avenue, 6th Floor, Boston, MA 02210.

Otter Creek Advisors, LLC, 222 Lakeview Avenue, Suite 1100, West Palm Beach, FL 33401.

PanAgora Asset Management, Inc., 470 Atlantic Avenue, 8th Floor, Boston, MA 02210.

Santa Fe Partners LLC, 1512 Pacheco Street, Suite D202, Santa Fe, NM 87505.

Whitebox Advisors LLC, 3033 Excelsior Boulevard, Minneapolis, MN 55416.

York Registered Holdings, L.P., 767 Fifth Avenue, New York, NY 10153.

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Arden Securities LLC, Three Canal Plaza, Suite 100, Portland, Maine, 04101

13.	If the fund is a unit investment (“UIT”) provide: Not applicable.

(a)	Depositor’s name(s) and address(es):
(b)	Trustee’s name(s) and address(es):
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14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes	☒ No

If Yes, for each UIT state:

Name(s):
File No.:

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes (AASF: Liquidation; AASII: Reorganization)	☒ No (AASVIT: Abandonment of Registration)

If Yes, state the date on which the board vote took place:

February 23, 2016 (AASF: Liquidation)
September 11, 2015 (AASII: Reorganization)

If No, explain:

AASVIT was never funded and launched.

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes (AASII: Reorganization)	☒ No (AASF: Liquidation; AASVIT:
Abandonment of Registration)

If Yes, state the date on which the shareholder vote took place:

AASII: November 25, 2015

If No, explain:

AASF: On February 23, 2016, considering the long-term viability of AASF and other relevant considerations, the Board of Trustees of the Trust approved termination of the Agreement and Plan of Reorganization approved by shareholders of AASF, pursuant to which AASF would have been reorganized into Aberdeen Multi-Manager Alternative Strategies Fund.  Further, in light of the considerations surrounding the long-term viability of AASF, the Trust’s Board of Trustees approved a Plan of Liquidation for AASF pursuant to which AASF would be liquidated (the “Liquidation”) on or before March 31, 2016, or on such subsequent

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date as determined by the officers of the Trust with the advice of counsel to the Trust. Shareholder approval of the Liquidation was not required.

AASVIT: AASVIT was never seeded and had only an initial shareholder, Arden Asset Management LLC.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes	☐ No

(a)	If Yes, list the date(s) on which the fund made those distributions:

AASF: March 31, 2016

AASII: February 26, 2016

AASVIT: Not applicable

(b)	Were the distributions made on the basis of net assets?

☒ Yes	☐ No

(c)	Were the distributions made pro rata based on share ownership?

☒ Yes	☐ No

If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated Not applicable.

(d)	Liquidations only:

Were any distributions to shareholders made in kind?

☐ Yes	☒ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Not applicable.

Has the fund issued senior securities?

☐ Yes	☐ No
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If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒ Yes (AASII; AASVIT)	☒ No (AASF)

If No,
(a)	How many shareholders does the fund have as of the date this form is filed? 0

(b)	Describe the relationship of each remaining shareholder to the fund: Not applicable.

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes	☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☒ Yes (AASF)	☒ No (AASII; AASVIT)

If Yes,
(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

AASF has approximately $3,595,793.88 in cash and $343,432.86 in dividend receivables, tax reclaims and other receivables.

(b)	Why has the fund retained the remaining assets?

AASF has retained these assets to cover current and anticipated liabilities and expenses in connection with its liquidation and dissolution as well as to cover any unexpected liabilities.  Known liabilities are shown in 21(a). AASF’s custodian, JPMorgan Chase Bank, N.A., is holding these remaining assets.  Once all of AASF’s current liabilities and expenses have been paid, it is expected that all of AASF’s remaining assets will be used to cover future liabilities and expenses. The known liabilities are included in the expenses set forth in response to question 21(a) below.

(c)	Will the remaining assets be invested in securities?

☐ Yes	☒ No
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21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☒ Yes (AASF)	☒ No (AASII; AASVIT)

If Yes,
(a)	Describe the type and amount of each debt or other liability:

As of April 20, 2016, AASF had the following known liabilities that had accrued or were expected to accrue through the date of complete winding up of the Fund:

Liabilities (Payables)

Management fees	$2,945,172.59	*
Administration fees	477,950.00
Custody fees	142,450.00
Legal fees	40,000.00
Tax expense	5,000.00
Printing fees	63,128.00
Transfer agent fees	12,485.06
Sub-TA fees	43,241.67
Other payables	105,883.44
	$3,835,310.76

* “Management fees” includes an offset of $482,078.38 in a prepaid expense waiver (a receivable for AASF paid by Aberdeen Asset Management Inc. as a result of an expense limitation and reimbursement agreement in place).

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

AASF will use its remaining assets, consisting of cash and receivables to pay its outstanding liabilities and expenses. See AASF’s response to question 20(b).

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

AASF

(i)	Legal expenses:	$7,079.51
(ii)	Accounting expenses:	$0.00
(iii)	Other expenses (list and identify separately):
a.	Printing and Mailing	$63,128.00
b.	Insurance	$468,926.00
(iv)	Total expenses (sum of lines (i)-(iii) above):	$539,133.51

AASII

(i)	Legal expenses:	$731,026.83
(ii)	Accounting expenses:	$5,000
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(iii)	Other expenses (list and identify separately):
a.	Printing and Mailing	$360,000.00
b.	Blue Sky	$30,575.00
(iv)	Total expenses (sum of lines (i)-(iii) above):	$1,126,601.83

(b)	How were those expenses allocated?

AASF: These expenses were allocated to AASF except for the “Insurance” expense, which was allocated to Aberdeen Asset Management Inc. and Arden Asset Management LLC equally.

AASII: These expenses were allocated to Aberdeen Asset Management Inc. except for the “Printing and Mailing” expense, which was allocated to Aberdeen Asset Management Inc. and Arden Asset Management LLC equally.

(c)	Who paid those expenses?

AASF: AASF, except for “Insurance” expenses ($468,926), which were borne entirely by Aberdeen Asset Management Inc. and Arden Asset Management LLC equally.

AASII: Aberdeen Asset Management Inc. paid for all expenses. Aberdeen Asset Management Inc. and Arden Asset Management LLC paid the “Printing and Mailing” expense equally.

(d)	How did the fund pay for unamortized expenses (if any)?

AASF: Not applicable.

AASII: Not applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes	☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐ Yes	☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation: Not applicable.

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes	☒ No

If Yes, describe the nature and extent of those activities:
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VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

Please see response to 26(b) below.

(b)	State the Investment Company Act file number of the fund surviving the Merger:

Aberdeen Funds – 811-22132

Arden Alternative Strategies II	Aberdeen Multi-Manager Alternative Strategies Fund II
Advisor Class	Class A
Institutional Class	Institutional Class

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed;

Aberdeen Funds
SEC File Number:	333-206942
Accession Number:	0001104659-15-071961 (33 Act)
Conformed Submission Type:	N-14A
Filed:	October 22, 2015

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

Not applicable.

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VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of the Arden Investment Series Trust, (ii) he is the Chief Financial Officer of Arden Investment Series Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/ Andrew Katz
ANDREW KATZ
CHIEF FINANCIAL OFFICER
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